UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-9091

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

In the matter of

CSW Energy, Inc.
CSW International, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)

Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. None.

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
September 30, 2004
(Unaudited)
($000's)

Assets

Current Assets:
Cash and Cash Equivalents	$9,364
Accounts Receivable	3,227
Prepaid Expenses and Other	1,428

Total Current Assets	14,019

Investments In and Advances to Energy Projects	79,505

Notes Receivable - Affiliate	61,465

Other Assets:
Construction in Progress and Project Development Costs	185
Property, Plant, and Equipment, net	96,264
Other	23,041

Total Other Assets	119,490

Total Assets	$274,479

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$3,416
Taxes Accrued	43,294
Accrued Liabilities and Other	4,531

Total Current Liabilities	51,241

Notes Payable - Affiliate	1,677
Long-term Debt	71,094
Deferred Income Taxes	57,409
Other	29,210

Total Liabilities	210,631

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	90,888
Accumulated Deficit	(27,041)

Total Shareholder's Equity	63,848

Total Liabilities and Shareholder's Equity	$274,479

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
September 30, 2004
(Unaudited)
($000's)

ASSETS

Current Assets:
Cash and Cash Equivalents	$2,275
Advances to Affiliates	$72,556
Accounts Receivable	7,754
Allowance for Uncollectible Accounts	(7,738)
Prepayments and Other	206

Total Current Assets	75,053

Other Assets:
Deferred Tax Benefit	14,739

Total Assets	$89,792

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts Payable	$275
Accounts Payable - Affiliated	1,350
Accrued Taxes Payable	33,995
Other	16,386

Total Current Liabilities	52,006

Capitalization:
Common Stock	1
Paid-in Capital	175,762
Accumulated Deficit	(137,977)

Total Capitalization	37,786

Total Liabilities and Capitalization	$89,792

Exhibit C

CSW Energy, Inc.
Statement of Income
For the Twelve Months Ended September 30, 2004
(Unaudited)
($000's)

OPERATING REVENUE:
Electric Revenues	$12,316
Equity in Income from Energy Projects	15,499
Operating and Maintenance Contract Services	12,281
Other	454

Total Operating Revenue	40,550

OPERATING EXPENSES:
Fuel	(1,661)
Operating, Maintenance and Supplies	14,903
Depreciation and Amortization	9,928
Salaries, Wages and Benefits	4,369
General and Administrative Expenses	10,245

Total Operating Expenses	37,784

INCOME FROM OPERATIONS	2,766

OTHER INCOME (EXPENSE):
Interest Income	2,699
Interest Expense	(6,273)
Sale of Project Ownership Interest	104,624
Provision for Asset Impairment	(1,650)
Other	8,047

Total Other Income	107,447

INCOME BEFORE INCOME TAXES	110,213

INCOME TAXES	34,571

INCOME BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	75,642

DISCONTINUED OPERATIONS, NET OF TAX	1,291

NET INCOME	76,933

Exhibit D

CSW International, Inc.
Statement of Income
For the Twelve Months Ended September 30, 2004
(Unaudited)
($000's)

Operating Revenues - Equity Earnings	$-

Operating Expenses:
General and Administrative	2,357

Operating Loss	(2,357)

Other Income (Expense):
Interest Income	2,356
Gain from Sale of Socoast	47,595
Gain from Sale of Vale	1,000
Interest Expense	(677)
Other	7

Total Other Income	50,281

Income Before Income Taxes	47,924

Income Taxes	3,658

Net Income	$44,266

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 24th day of November, 2004.

 /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation